EXHIBIT (d)(2)(N)

Accelerated Benefits Rider

THE UNION CENTRAL LIFE INSURANCE COMPANY

Cincinnati, Ohio

(the "Company")

ACCELERATED BENEFITS RIDER

BENEFIT. The Company will pay an accelerated benefit (hereafter called "benefit") if the insured is terminally ill subject to the provisions of this rider.  The benefit that the owner may receive is 50% of the death benefit of the policy, including paid-up additions and term insurance riders.

The Company will pay the benefit as a lump sum.  The Company may make payments other than as a lump sum at the owner's request. The benefit will first be used to repay any outstanding policy loans and unpaid loan interest. The Company will treat the benefit plus accrued interest as a lien against the death proceeds. The owner's access to the net surrender value of this policy through loans and partial or full surrenders is limited to the excess of the net surrender value over the paid out benefit and accrued interest on that benefit. The Company will reduce death benefits, as defined in the policy, by the amount of the lien on the date of death.

CONDITIONS. Payment of a benefit is subject to the following conditions:

1. The insured has less than 12 months to live.

2. The policy must be in force other than as extended term, decreasing term, paid-up term, or term insurance where the right to renew or convert is 10 years or less.

3. If there is any irrevocable beneficiary, they must approve the payment of this benefit.

4. The owner must assign the policy to the Company in the amount of the lien as of the date of death.

5. The Company must receive a written claim form that is provided by the Company.

6. The total amount of the benefit available on all policies for the insured shall not exceed $500,000.

7. The Company will make this benefit available on a voluntary basis only. This option is not available to meet the claims of creditors, whether in bankruptcy or otherwise, or to apply for or to obtain or keep a government benefit or entitlement.

PREMIUMS DUE. After payment of the benefit, and if the insured is not eligible for Waiver of Premium, the Company will pay the premiums on the basic policy and any attached riders. The total of any premiums paid by the Company will be assigned to us, made a part of the lien, and deducted from the death benefit.

The amount of premium credited on universal life policies will equal:

 1. the cost of insurance charged for each month; plus

 2.the monthly cost of any benefits provided by riders; plus

 3. the monthly expense charge shown in the Policy Schedule.

INTEREST. The Company will charge interest on the amount of the benefit plus any credited premiums. The interest accrues daily at the policy loan interest rate currently in effect. If no interest rate is stated, the Company will charge the variable loan interest rate then in effect.

PROOF. The Company will require satisfactory proof that the insured has less than 12 months to live. This must include a certificate from the insured's attending physician stating the insured's life expectancy and any other proof the Company may require. A physician means a medical doctor licensed in the United States who:

1. is operating within the scope of that license; and

2. is not the insured or related to the insured; or

3. is not the owner or related to the owner.

The Company may ask for a second medical opinion at the Company's expense.

CLAIMS. The Company will provide a claim form within 10 working days of receipt of a request for this benefit.

GENERAL PROVISIONS.  The payment of any benefit under this rider is subject to the following:

1. The Company may charge an administrative fee not to exceed .5% of the accelerated benefit amount for processing a benefit under this rider.

2. This rider will not apply to any policy or rider during the contestable period of that policy or rider.

3. Each insured may use this benefit only once.

4. After payment of the benefit, the owner may not surrender any policy on which this benefit has been paid.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental application for this rider.

Signed for the Company at Cincinnati, Ohio

Secretary	President